 I-AM Capital Acquisition Company

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

November 13, 2018

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	I-AM Capital Acquisition Company
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form S-1 (File No. 333-227018)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, on behalf of I-AM Capital Acquisition Company (“we,” “us,” “our,” or the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of our withdrawal of our Registration Statement on Form S-1 (File No. 333-227018) (the “Registration Statement”) because the Company has cancelled its planned common stock dividend pursuant to which the shares registered on the Registration Statement were required to be registered with the SEC. No securities were sold under the Registration Statement.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our attorney Barry I. Grossman of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely, /s/ F. Jacob Cherian F. Jacob Cherian
Chief Executive Officer